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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

METALS USA, INC. UNION 401 (K) PLAN
(Full title of the Plan)

METALS USA, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)

COMMISSION FILE NUMBER 1-13123

Delaware (State or other jurisdiction of incorporation or organization)	76-0533626 (I.R.S. Employer Identification Number)
One Riverway, Suite 1100 Houston, Texas (Address of Principal Executive Offices)	77056 (Zip Code)
Registrant's telephone number, including area code: (713) 965-0990

Metals USA, Inc.
Union 401(k) Plan

Financial Statements for the Years Ended
December 31, 2003 and 2002 and Supplemental
Schedule for the Year Ended December 31, 2003
and Report of Independent Registered Public
Accounting Firm

METALS USA, INC.
UNION 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE*—
Schedule H, Line 4i—Schedule of Assets (Held at End of Year), December 31, 2003	9

*
Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
    Metals USA, Inc. 401(k) Union Plan
Houston, Texas

        We have audited the accompanying statements of net assets available for benefits of Metals USA, Inc. Union 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

July 7, 2004

METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value	$1,083,722	$1,244,548
Receivables:
Employer contributions	—	2,228
Employee contributions	12,101	5,965
Participant notes	40,930	80,941

Total Receivables	53,031	89,134

NET ASSETS AVAILABLE FOR BENEFITS	$1,136,753	$1,333,682

The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in pooled separate accounts	$115,631	$(155,147)
Interest	21,712	41,666
Company securities	4,732	(6,371)

Total investment income (loss)	142,075	(119,852)

Contributions:
Employer	32,972	30,729
Employee	94,828	147,682

Total contributions	127,800	178,411

Total additions	269,875	58,559
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments	389,920	484,872
Administrative expense	1,041	2,715
Participant notes receivable terminated due to withdrawal of participant	50,845	34,190
Transfer to affiliated plan	24,998	8,298

Total deductions	466,804	530,075

NET DECREASE	(196,929)	(471,516)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,333,682	1,805,198

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,136,753	$1,333,682

The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
UNION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.     DESCRIPTION OF PLAN

        The following description of the Metals USA, Inc. Union 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan established effective October 1, 1998, which was amended and restated in its entirety effective as of January 1, 2000. Union employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Contributions—Participants may contribute an amount equal to not less than 1% or more than 15% of their compensation for the contribution period. During 2003, the Plan was amended to permit participant contributions of up to 25% of their compensation, effective January 1, 2004. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account and a number of pooled separate accounts as investment options for participants. During 2002 the Plan's investment committee removed Company securities as an alternative investment option. No additional funds may be allocated to Company securities. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

        The Company may make matching contributions to participant's accounts as determined by the terms of collective bargaining agreements. The Company may also make discretionary nonelective and profit-sharing contributions. Matching company contributions, if any, are recorded monthly. Discretionary nonelective and profit-sharing contributions, if any, are recorded annually. For the years ended December 31, 2003 and 2002, no discretionary nonelective and profit-sharing contributions were made.

        Participant Accounts—Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Vesting—Participants are immediately vested in their own voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. Unless otherwise designated by a collective bargaining agreement, a participant becomes 25% vested after one year of service, 50% vested after two years of service, 75% vested after three years of service and 100% vested after four years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100% vested.

        Benefits Payment—On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefits claims are recorded as distributions when they have been approved for payment and paid by the Plan.

        Participant Notes Receivable—A participant may borrow up to a maximum of $50,000 or 50% of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate comparable with market rates for similar loans, as defined (5.0% to 5.25% and 5.25% to 10.50% for the years ended December 31, 2003 and 2002, respectively).

        Administrative Expenses—The expenses of administration of the Plan, including the expenses of the administrator and fees of the trustee, shall be paid from the Plan, unless the Plan sponsor elects to make payment.

        Basis of Presentation—The accompanying Plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. On November 14, 2001, the Company and all of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") and began operating their business as debtors-in-possession pursuant to the Bankruptcy Code. On October 31, 2002, the Company's Reorganization Plan became effective, and the successor company emerged from bankruptcy court protection.

2.     SUMMARY OF ACCOUNTING POLICIES

        Method of Accounting—The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates.

        Investment Valuation—Investments in the general account are nonfully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. Company securities are valued at quoted market prices.

        The Plan assets include warrants to purchase shares of the Company's common Stock at December 31, 2003. Pursuant to the Company's Reorganization Plan, which became effective October 31, 2002, all holders of Metals USA common stock were entitled to receive warrants in exchange for their shares in an approximate ratio of 1 warrant for every 10 shares of stock. On April 30, 2003, the Company initiated the exchange of warrants for the stock. The Plan received approximately 4,300 warrants. The warrants were allocated to participants who may direct the usage of the warrants. Each warrant entitles the holder to purchase 1 share of the new Metals USA common stock at a cost of $18.50/share through October 31, 2007. The warrants trade on the NASDAQ national market quotation system under the sticker symbol "MUSAW."

        Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

        Risk and Uncertainties—The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3.     INVESTMENTS

        Investments that represent 5% or more of the Plan's net assets are separately identified below.

	December 31,
	2003	2002
CIGNA Guaranteed Income Fund	$606,187	$753,305
CIGNA Fidelity Advisor Equity Growth Fund	71,865	103,800
CIGNA S&P 500 Index Fund*	49,867	78,409
CIGNA Lifetime40 Fund	68,486	78,448

*
Presented for comparative purposes, the 2003 balance is less than 5% of net assets

        Investment Performance—During the years ended December 31, 2003 and 2002, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2003	2002
General Account—
CIGNA Charter Guaranteed Income Fund	$20,661	$35,574
Participant Notes Receivable	1,051	6,092

Total interest income	21,712	41,666
Pooled Separate Accounts:
CIGNA Fidelity Advisor Equity Growth Fund	22,833	(54,748)
CIGNA Global Value/Morgan Stanley	2,567	(1,783)
CIGNA Growth & Income Fund/Multi-Manager	7,851	(17,075)
CIGNA Janus Fund	14,874	(19,134)
CIGNA Large Cap Value Fund/Levin & Co.	6,623	(7,406)
CIGNA Lifetime20 Fund	2,986	(1,227)
CIGNA Lifetime30 Fund	6,080	(3,820)
CIGNA Lifetime40 Fund	12,734	(12,130)
CIGNA Lifetime50 Fund	5,848	(2,219)
CIGNA Mid-Cap Blend Fund/Cadence	1,200	(759)
CIGNA Mid-Cap Growth Fund/Artisan	8,725	(7,479)
CIGNA Mid-Cap Value Fund/Wellington	3,427	(1,023)
CIGNA S&P 500 Index Fund	15,936	(25,471)
CIGNA Small Cap Value Fund/Sterling	2,800	(489)
CIGNA Small Cap Growth Fund/Times Square*	876	(333)
CIGNA AMER Cent Intl. Growth Account*	271	(51)

Total pooled separate accounts	115,631	(155,147)

Company securities:
Predecessor Entity Common Stock	—	(6,371)
Warrants to Purchase Metals USA Common Stock	4,732	—

Total company securities	4,732	(6,371)

Total investment income (loss)	$142,075	$(119,852)

*
Added to Plan in 2002

4.     INVESTMENT CONTRACT

        The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which was 3.0% and 3.90% for the years ended December 31, 2003 and 2002, respectively, net of asset charges. CG Life prospectively guaranteed the interest rate credited for the CIGNA Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which principally, because of the periodic rate reset process, approximates contract value.

5.     RELATED-PARTY TRANSACTIONS

        Plan assets include investments in funds managed by CG Life. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds securities of Metals USA, Inc., the Plan sponsor, who also qualifies as a party-in-interest.

6.     PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.     TAX STATUS

        The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k) ("CODA") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

        The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter Plan"), a nonstandarized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated November 20, 2000, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been including in the Plan's financial statements.

8.     FORFEITURES

        Forfeitures result from nonvested company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. Forfeiture reserve balances at December 31, 2003 and 2002 were $2,031 and $645, respectively.

******

METALS USA, INC.
UNION 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	N/A**	$606,187
*	Connecticut General Life Insurance Company	CIGNA Global Value Fund/Morgan Stanley	N/A**	13,785
*	Connecticut General Life Insurance Company	CIGNA Growth & Income Fund/Multi-Manager	N/A**	33,389
*	Connecticut General Life Insurance Company	CIGNA S&P 500 Index Fund	N/A**	49,867
*	Connecticut General Life Insurance Company	CIGNA Fidelity Advisor Equity Growth Fund	N/A**	71,865
*	Connecticut General Life Insurance Company	CIGNA Janus Fund	N/A**	43,083
*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	N/A**	6,225
*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	N/A**	29,483
*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	N/A**	68,486
*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	N/A**	38,757
*	Connecticut General Life Insurance Company	CIGNA Large Cap Value Fund/Levin & Co.	N/A**	20,498
*	Connecticut General Life Insurance Company	CIGNA Mid-Cap Value Fund/Wellington	N/A**	12,463
*	Connecticut General Life Insurance Company	CIGNA Mid-Cap Blend Fund/New Amsterdam Partners	N/A**	6,046
*	Connecticut General Life Insurance Company	CIGNA Mid-Cap Growth Fund/Artisan	N/A**	46,071
*	Connecticut General Life Insurance Company	CIGNA Small Cap Value Fund/Sterling	N/A**	20,899
*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth Fund/Times Square	N/A**	6,718
*	Connecticut General Life Insurance Company	CIGNA American Century International Growth Fund	N/A**	4,362
*	CIGNA Financial Services, Inc.	Metals Stock Warrants	N/A**	5,538

		Total investments		1,083,722
*	Outstanding Participant Loans	Interest Bearing Participant Notes Receivable	N/A**	40,930

				$1,124,652

*
Indicates an identified person known to be a party-in-interest to the Plan.

**
Cost information has been omitted for participant directed investments.

SIGNATURES

        The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS USA, INC.
METALS USA, INC. UNION 401(k) PLAN
July 9, 2004	By:	/s/ TERRY L. FREEMAN Terry L. Freeman Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
4*	Restated Plan Agreement and Adoption Agreement for the Metals USA, Inc. Union 401(k) Plan dated July 8, 2004

*
Filed herewith

QuickLinks

  TABLE OF CONTENTS
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2003 AND 2002
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
  NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003 AND 2002
  SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2003
SIGNATURES
INDEX TO EXHIBITS